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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               ----------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(a)

                             IVI Publishing, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  450707 10 4
--------------------------------------------------------------------------------
                                (CUSIP Number)


                             Paula V. Duffy, Esq.
                          Davidson & Associates, Inc.
                             19840 Pioneer Avenue
                          Torrance, California  90503
                                (310) 793-0600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 10, 1997
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              Page 1 of 39 Pages


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  CUSIP NO. 450707 10 4                 13D                PAGE 2 OF 39 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVIDSON & ASSOCIATES, INC.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(D) OR 2(E)
 5
                                                                    [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,000,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,000,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      9.9%

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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
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  CUSIP NO. 450707 10 4                 13D                PAGE 3 OF 39 PAGES
-----------------------                                  ---------------------


ITEM 1.   SECURITY AND ISSUER.

          (a)  Name of Issuer:
               --------------

               IVI Publishing, Inc. (the "Issuer").

          (b) Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

               7500 Flying Cloud Drive, Minneapolis, Minnesota  55344-3739.

          (c)  Title of Class of Equity Securities:
               -----------------------------------

               Common Stock, par value $.01 per share.

          (d)  CUSIP No.:
               ---------

               450707 10 4.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  Name of Person Filing:
               ---------------------

               The person filing this Schedule 13D is Davidson & Associates, Inc., a California corporation ("Davidson"). The name, business address, present principal occupation or employment and citizenship of each control person and each executive officer and director of Davidson and each such control person are set forth in Schedule A hereto which is incorporated herein by reference.

          (b)  Place of Organization:
               ---------------------

               Davidson is organized in California.

          (c)  Principal Business:
               ------------------

               Davidson develops, publishes, manufactures and distributes high-quality educational and entertainment software products for home and school use.

          (d)  Principal Business Address:
               --------------------------

               The principal business address of Davidson is 19840 Pioneer Avenue, Torrance, California 90503.

          (e)  Legal Proceedings:
               -----------------

               Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On November 10, 1997, the Issuer issued to Davidson 1,000,000 shares of Common Stock in exchange (the "Exchange") for 2,000 shares of 6% Series A Convertible Redeemable Preferred Stock (the "Preferred Stock") of the Issuer held by Davidson and the concurrent cancellation of a warrant to purchase 12,500 shares of Common Stock of the Issuer (the "Warrant") held by Davidson. The Preferred Stock and the Warrant were originally acquired by Davidson for an aggregate purchase price of $2,000,000 pursuant to a Subscription Agreement dated as of October 31, 1995 (the "Subscription Agreement"), between the Issuer and Davidson, a copy of which is attached as Exhibit 1 hereto. The source of funds for the original acquisition of the Preferred Stock was the working capital of Davidson. The shares of Preferred Stock were convertible by Davidson, at its option, into shares of Common Stock at an initial conversion price of $11.21 per share, subject to customary adjustments. The Exchange was consummated pursuant to a letter Agreement dated October 30, 1997 (the "Letter Agreement"), between Davidson and the Issuer, a copy of which is attached as Exhibit 2 hereto, which provided that the Exchange would be consummated upon the satisfaction of certain conditions precedent described therein. The conditions precedent to the Exchange were satisfied as of November 10, 1997.

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  CUSIP NO. 450707 10 4                 13D                PAGE 4 OF 39 PAGES
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ITEM 4.   PURPOSE OF TRANSACTION.

          (a) Davidson originally acquired the Preferred Stock and the Warrant for investment purposes pursuant to the terms of the Subscription Agreement. In October 1997, the Issuer offered to exchange 1,000,000 shares of its Common Stock for all of the shares of Preferred Stock held by Davidson and the cancellation of the Warrant, and Davidson agreed to enter into the Exchange, subject to the satisfaction of certain conditions precedent described in the Letter Agreement. Although Davidson may reach a different determination at any time, subject to market conditions, Davidson currently intends to sell all of the shares of Common Stock received in the Exchange, which sales may be effectuated in brokerage transactions or in private transactions, and in increments over time or in block transactions. Davidson is also entitled to cause the Issuer to register the shares of Common Stock for resale under the Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances as described in Item 6 below. Because at least two years has elapsed since Davidson acquired the shares of Preferred Stock and the shares of Common Stock acquired in the Exchange are deemed to have been acquired by Davidson at the same time that the shares of Preferred Stock were acquired, the shares of Common Stock are currently freely tradable pursuant to Rule 144(k) promulgated under the Securities Act.

          (b)-(j) Except as set forth in the preceding paragraph, Davidson does not have, and, to the best of its knowledge, Davidson's or CUC's directors or executive officers do not have, any present plan or proposal which relates to or would result in any of the circumstances enumerated in paragraphs (b) through (j) of this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Amount Beneficially Owned and Percent of Class:
              ----------------------------------------------

              1,000,000 shares of Common Stock, which constitutes 9.9% of such class.

          (b) Voting and Dispositive Power:
              ----------------------------

              Davidson has (i) sole voting and dispositive power with respect to 1,000,000 shares of Common Stock and (ii) shared voting power with respect to no shares of Common Stock.

          (c) Other Transactions:
              ------------------

              Not applicable.

          (d) Interests of Other Persons:
              --------------------------

              Davidson is a wholly owned subsidiary of CUC International Inc., a Delaware corporation ("CUC"), and thus CUC may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock. The principal business address of CUC is: 707 Summer Street, Stamford, Connecticut 06901.

          (e) Date on Which the Reporting Person Ceased to be the Beneficial
              --------------------------------------------------------------
              Owner of More than Five Percent of Class:
              ----------------------------------------

              Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a Registration Rights Agreement dated October 31, 1995 (the "Registration Rights Agreement"), by and between the Issuer and Davidson, Davidson has certain "demand" and "piggyback" registration rights with respect to shares of Common Stock of the Issuer. These registration rights are described more fully in the Registration Rights Agreement, a copy of which is attached hereto as
          Exhibit 3.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.  Subscription Agreement dated as of October 31, 1995.

          2.  Letter Agreement dated October 30, 1997.

          3.  Registration Rights Agreement dated as of October 31, 1995.

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  CUSIP NO. 450707 10 4                 13D                PAGE 5 OF 39 PAGES
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DAVIDSON & ASSOCIATES, INC.

By: /s/ Lawrence S. Gross                           November 18, 1997
    ------------------------
Name:  Lawrence S. Gross
Title: President